Exhibit 12.1
Holly Energy Partners, L.P.
Navajo Pipeline Co., L.P. (Predecessor)
Computation of Ratio of Earnings
To Fixed Charges
(In thousands)

	Years Ended December 31,
	2005	2004	2003	2002	2001
Earnings:
Net income	$26,816	$32,494	$581	$2,670	$2,423
Minority interest in consolidated subsidiary	740	1,994	758	—	—
Income from equity investee	—	—	(894)	(2,737)	(2,284)

	27,556	34,488	445	(67)	139
Add:
Total fixed charges (per below)	11,324	2,279	1,665	1,657	1,625
Distributed income of equity investee	—	—	—	2,487	1,243

Total earnings	$38,880	$36,767	$2,110	$4,077	$3,007

Fixed charges:
Interest expense	$9,633	$697	$—	$—	$—
Estimate of interest within rental expense(1)	1,691	1,582	1,665	1,657	1,625

Total fixed charges	$11,324	$2,279	$1,665	$1,657	$1,625

Ratio of earnings to fixed charges	3.43	16.13	1.27	2.46	1.85

(1)	Represents 30% of the total operating lease rental expense which is that portion deemed to be interest.